Exhibit 99.1

D. MEDICAL INDUSTRIES LTD.
 7 Zabotinsky St., Moshe Aviv Tower, Ramat-Gan, Israel
+972(3)611-4514

Notice of Annual General Meeting of Shareholders

December 6, 2010

To the shareholders of D. Medical Industries Ltd.:

You are cordially invited to attend the Annual General Meeting of Shareholders of D. Medical Industries Ltd. (the “Company”) to be held at the Company's offices at 3 HaSadna St., Tirat Carmel, Israel on January 11, 2011 at 12 p.m. local time.

Holders of the Company's ordinary shares are being asked to vote on the following matters:

(1) To re-appoint Kesselman & Kesselman, a member of PricewaterhouseCoopers International Ltd., as the Company's independent auditors until the next annual general meeting of shareholders; and to authorize the Company's board of directors to determine their fees.

(2) To approve a consulting agreement between the Company and a corporation controlled by Mr. Zeev Bronfeld.

(3) To approve the payment of compensation to directors of the Company for their services as such.

(4) To postpone the adoption of resolutions regarding the election of class A directors of the Company and the election and compensation of an external director of the Company effective as of the expiration of Ms. Galia Malka's term in February 2011, to an adjourned meeting of this annual general meeting; and to authorize the Company's board of directors to fix the date of such adjourned meeting. A notice of the adjourned meeting will be given in accordance with the provisions of the Israeli Companies Law, 1999.

In addition, the Company's financial statements, and the management's report on the business of the Company, for the year ended December 31, 2009 will be discussed, and the board of directors will report on the terms of engagement of the Company's independent auditor for non-audit services.

Items 1, 3 and 4 on the agenda require the affirmative vote of the holders of a majority of the voting power represented at the meeting and voting thereat, except that the approval of proposal 3 with respect to the compensation of Eyal Sheratzky and, if applicable, Zeev Bronfeld, requires also that either (a) such majority includes at least one-third of the shares of the voting shareholders who have no personal interest in the matter; or (b) the total of opposition votes among the shareholders who have no personal interest in the matter does not exceed 1% of the aggregate voting rights in the Company. Item 2 on the agenda requires the affirmative vote of the holders of a majority of the voting power represented at the meeting and voting thereat, provided that either (a) such majority includes at least one-third of the shares of the voting shareholders who have no personal interest in the matter; or (b) the total of opposition votes among the shareholders who have no personal interest in the matter does not exceed 1% of the aggregate voting rights in the Company.

You are entitled to vote at the meeting only if you are a shareholder of the Company as of the close of business on December 8, 2010.

You may attend the meeting in person and vote thereat, appoint a proxy, or vote by written ballot. For those who wish to vote by proxy, a proxy card is attached to the proxy statement accompanying this notice.  The written ballot (available in Hebrew only), which includes the details regarding its use, is available at www.magna.isa.gov.il or at www.maya.tase.co.il and may also be obtained by directly addressing the Company at its registered office (7 Zabotinsky St., Moshe Aviv Tower, Ramat-Gan, Israel).  A written ballot must be submitted at least 72 hours before the time of the meeting and a proxy must be submitted at least 48 hours before the time of the meeting.

Details regarding the matters on the agenda and some additional details regarding the meeting are provided in the accompanying proxy statement.

By order of the board of directors,

/s/ Amir Loberman
_______________________________
Amir Loberman
 Chief Financial Officer of the Company

December 6, 2010

PROXY STATEMENT FOR AN ANNUAL GENERAL MEETING OF SHAREHOLDERS

The enclosed proxy is solicited on behalf of the board of directors of D. Medical Industries Ltd. (the “Company”) for use at the Company’s Annual General Meeting of Shareholders (the “Meeting”) to be held on January 11, 2011 at 12 p.m. Israel time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice. The Meeting will be held at the offices of the Company located at 3 HaSadna St., Tirat Carmel, Israel. The telephone number at that address is +972-732-507135.

AGENDA ITEMS

The following matters are on the agenda of the Meeting:

(1) To re-appoint Kesselman & Kesselman, a member of PricewaterhouseCoopers International Ltd., as the Company's independent auditors until the next annual general meeting of shareholders; and to authorize the Company's board of directors to determine their fees.

(2) To approve a consulting agreement between the Company and a corporation controlled by Mr. Zeev Bronfeld.

(3) To approve the payment of compensation to directors of the Company for their services as such.

(4) To postpone the adoption of resolutions regarding the election of class A directors of the Company and the election and compensation of an external director of the Company effective as of the expiration of Ms. Galia Malka's term in February 2011, to an adjourned meeting of the Meeting; and to authorize the Company's board of directors to fix the date of such adjourned meeting.

(5) To discuss the Company's financial statements, and the management's report on the business of the Company, for the year ended December 31, 2009; and to be presented with the board of directors' report on the terms of engagement of the Company's independent auditor for non-audit services.

RECORD DATE

You are entitled to notice of the Meeting and to vote at the Meeting if you are a shareholder of record of the Company's ordinary shares, par value NIS 0.32 per share, at the close of business on December 8, 2010 (the “Record Date”). You are also entitled to notice of the Meeting and to vote at the Meeting if you held Company's ordinary shares through a bank, broker or other nominee which was a shareholder of record of the Company at the close of business on the Record Date or which appeared in the participant listing of a securities depository on that date.

QUORUM

A quorum must be present to allow a discussion of the matters on the agenda. A quorum will be present if at least one or more shareholders are present in person or by proxy holding at least 25% of the voting power of the Company. If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the same day of the next week, at the same time and place. If the quorum is not present within half an hour at such adjourned meeting any number of shareholders present in person or by proxy shall constitute a quorum.

There are currently 7,625,523 outstanding ordinary shares of the Company.

VOTING AT THE MEETING, SOLICITATION AND REVOCABILITY OF PROXIES

Each outstanding ordinary share is entitled to one vote upon the matter to be voted on at the Meeting.

Shareholders entitled to vote at the Meeting may attend the Meeting in person and vote thereat, appoint a proxy, or vote by written ballot.

For those who wish to vote by proxy, a proxy card is attached. The proxy card must be received by the Company's transfer agent or at the Company's outside counsel's office in Israel (Yoram L. Cohen, Ashlagi, Eshel, 2 Weizman St., Tel-Aviv, Israel) at least 48 hours prior to the time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting. Please follow the instructions on the proxy card. The board of directors of the Company is soliciting the attached proxy cards for the Meeting, primarily by mail. The original solicitation of proxies by mail may be further supplemented by solicitation by telephone and other means by certain officers, directors, employees and agents of the Company, but they will not receive additional compensation for these services.

You may change your mind and cancel your proxy card by filing a written notice of revocation with the Company, by completing and returning a duly executed proxy card bearing a later date, or by voting in person at the Meeting. Attendance at the Meeting will not in and of itself constitute revocation of a proxy. Shares represented by a valid proxy card in the attached form will be voted in favor of the proposed resolution to be presented to the Meeting, unless you clearly vote against a specific resolution.

The written ballot (available in Hebrew only), which includes the details regarding its use, is available at www.magna.isa.gov.il or at www.maya.tase.co.il and may also be obtained by directly addressing the Company at its registered office in Israel.  A written ballot must be submitted at least 72 hours before the time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.

BENEFICIAL OWNERSHIP OF ORDINARY SHARES BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of December 5, 2010, concerning: (i) persons or entities known to the Company to beneficially own 5% or more of the issued and outstanding ordinary shares of the Company; and (ii) the number of ordinary shares of the Company beneficially owned by all of our current directors and officers as a group:

Name	Number of Shares(1)	Percent of Shares(1)
Zeev Bronfeld (2)	1,051,715	13.7%
Meni Mor (3)	1,051,715	13.7%
Eyal Sheratzky (4)	1,051,715	13.7%
Shimon Cohen (5)	408,801	5.4%
I.B.I. – Amban Asset Management Ltd. (6)	Not available	More than 5%
All directors and executive officers as a group (8 persons) (7)	1,130,757	14.6%
_____________
(1) Beneficial ownership of shares is determined in accordance with the rules of the Securities and Exchange Commission (the "SEC") and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares that are subject to warrants or stock options that are presently exercisable or exercisable within 60 days of December 5, 2010 are deemed to be outstanding and beneficially owned by the person holding the warrants or stock options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person. Percentage ownership is based on 7,625,523 ordinary shares outstanding as of December 5, 2010. All information with respect to the beneficial ownership of a principal shareholder has been furnished by such shareholder or is based on the most recent Schedule 13G filed with the SEC or the most recent report filed in Israel.

(2) Mr. Bronfeld is a class C director of the Company. Includes 504,661 ordinary shares and 15,156 warrants to purchase ordinary shares exercisable within 60 days of December 5, 2010 held directly by Mr. Bronfeld, constituting 6.8% of the Company's issued and outstanding share capital as of December 5, 2010. In view of a voting agreement among Mr. Mor, Mr. Bronfeld and Mr. Sheratzky, the holdings of Mr. Mor and Mr. Sheratzky are also attributed to Mr. Bronfeld.

(3) Mr. Mor is a class C director of the Company. Includes 254,214 ordinary shares and 15,156 warrants to purchase ordinary shares held directly by Mr. Mor, constituting 3.5% of the Company's issued and outstanding share capital as of December 5, 2010. In view of a voting agreement among Mr. Mor, Mr. Bronfeld and Mr. Sheratzky, the holdings of Mr. Bronfeld and Mr. Sheratzky are also attributed to Mr. Mor.

(4) Mr. Sheratzky is a class C director of the Company. Includes 247,372 ordinary shares and 15,156 warrants to purchase ordinary shares exercisable within 60 days of December 5, 2010 held directly by Mr. Sheratzky, constituting 3.4% of the Company's issued and outstanding share capital as of December 5, 2010. In view of a voting agreement among Mr. Mor, Mr. Bronfeld and Mr. Sheratzky, the holdings of Mr. Bronfeld and Mr. Mor are also attributed to Mr. Sheratzky.

(5) Based on Mr. Cohen's report on Form 13G, filed with the SEC on August 19, 2010.

(6) Based on a report filed in Israel by I.B.I. - Amban Asset Management Ltd., which report does not state the amount of shares held.

(7) Includes a total of 1,011,908 ordinary shares and 118,849 options exercisable within 60 days of December 5, 2010.

MATTERS TO BE VOTED ON

A convenience U.S. dollar translation of NIS amounts is provided using the rate of NIS 3.653 to US$1.00, the representative rate of exchange as of December 3, 2010 as published by the Bank of Israel.

Proposal No. 1 – Independent Auditors

At the Meeting, you will be asked to approve the re-appointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Ltd., as the Company's independent auditors until the next annual general meeting of shareholders.

The re-appointment has been recommended by the Company's audit committee of the board of directors, which is directly responsible for the appointment, compensation, retention and oversight of the work of the Company's independent public accountant, as required under the NASDAQ listing rules.

You will also be asked to authorize the Company's board of directors to determine the compensation of the independent auditors for their audit services. In accordance with the NASDAQ listing rules, the board of directors has entrusted the audit committee of the board of directors with the responsibility to determine the compensation of the Company's independent auditors, and therefore, provided the authority is delegated to the board of directors at the Meeting, the audit committee of the board of directors will determine the compensation of the Company's independent auditors for their audit services.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting and voting thereat (abstentions are not counted) is necessary for the approval of this matter.

Proposed Resolution

It is proposed that the following resolutions be adopted at the Meeting:

"RESOLVED, that Kesselman & Kesselman be appointed as the Company's independent auditors until the next annual general meeting of shareholders of the Company;" and further

"RESOLVED, that the board of directors of the Company be, and it hereby is, authorized to determine the compensation of the Company's independent auditors for their audit services."

Board Recommendation

The board of directors recommends a vote "FOR" this matter.

Proposal No. 2 – Consulting Agreement with a Corporation Controlled by Zeev Bronfeld

Following the approval of the Company's audit committee of the board of directors and the board of directors, at the Meeting you will be asked to approve a consulting agreement with M.B.R.T. Development and Investment Ltd., a corporation controlled by Zeev Bronfeld, a director and controlling shareholder of the Company. Pursuant to the proposed agreement, Mr. Bronfeld will provide the Company with consulting services in connection with its on-going operations in consideration for a monthly fee of NIS 20 thousand (approximately US$5.5 thousand) plus VAT. The proposed agreement may be terminated by either party upon 90 days' prior written notice to the other party.

Mr. Bronfeld currently serves as the chairman of the board of directors of Sindolor Medical Ltd. under an agreement between Sindolor Medical Ltd. and M.B.R.T. Development and Investment Ltd., dated February 17, 2010 (the "Sindolor Agreement"). Sindolor Medical Ltd. is controlled by NextGen Biomed Ltd., a subsidiary of the Company. If the proposed agreement with the Company is approved, Mr. Bronfeld will terminate the Sindolor Agreement. In addition, if the proposed agreement with the Company is approved, Mr. Bronfeld will not be entitled to an additional compensation as a director of the Company (see item 3 on the agenda of the Meeting).

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting and voting thereat is necessary for the approval of this matter, provided that either (a) such majority includes at least one-third of the shares of the voting shareholders who have no personal interest in the matter; or (b) the total of opposition votes among the shareholders who have no personal interest in the matter does not exceed 1% of the aggregate voting rights in the Company. Abstentions are not counted.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that a consulting agreement between M.B.R.T. Development and Investment Ltd. and the Company, pursuant to which Mr. Zeev Bronfeld shall provide consulting services to the Company in consideration for a monthly fee of NIS 20 thousand plus VAT, payable commencing on the date of termination of the Sindolor Agreement; and which may be terminated by either party by a prior written notice of 90 days, be and it hereby is approved."

Board Recommendation

The board of directors recommends a vote "FOR" this matter.

Proposal No. 3 – Compensation to Directors

Following the approval of the Company's audit committee of the board of directors and the board of directors, at the Meeting you will be asked to approve the payment of compensation to directors of the Company who are not otherwise compensated for their services as such.

Currently, except for the Company's external directors, Meni Mor and Barry H. Ginsberg, the Company's directors are not being compensated for their services as such. It is being proposed that these directors be compensated in amounts equal to the minimum compensation payable to the Company's external directors who are not “expert external directors,” as defined under the Companies Regulations (Rules Regarding Compensation and Expenses for External Directors), 2000 (the “Regulations”), based on the Company’s “level,” as defined under the Regulations.

Israeli law provides for certain minimum amounts payable to external directors based on a company's year-end equity. In view of the Company's equity as of December 31, 2009, the minimum compensation payable to external directors who are not "expert external directors" under the Regulations as currently in effect is composed of an annual compensation of NIS 19,877 (approximately US$ 5.5 thousand) and a per meeting compensation of NIS 1,151 (approximately US$300), linked to the Israeli consumer price index (or 50% and 60% thereof in the event of a written resolution or a telephonic meeting, respectively).

Currently, the following directors are not compensated for their services as such: Eyal Sheratzky, Zeev Bronfeld, Avraham Eylon and Isaac Unger. Mr. Unger's term of service expires at the Meeting. In the event that the consulting agreement proposed under item 2 is approved at the Meeting, Zeev Bronfeld will not be entitled to receive the compensation approved under item 3.  If the consulting agreement proposed under item 2 is not approved, Mr. Bronfeld will be entitled to receive the compensation approved under item 3. Mr. Bronfeld and Mr. Sheratzky are deemed controlling shareholders of the Company.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting and voting thereat (abstentions are not counted) is necessary for the approval of this matter, except that the approval of the compensation for Eyal Sheratzky and, if applicable, Zeev Bronfeld, requires also that either (a) such majority includes at least one-third of the shares of the voting shareholders who have no personal interest in the matter; or (b) the total of opposition votes among the shareholders who have no personal interest in the matter does not exceed 1% of the aggregate voting rights in the Company.

Proposed Resolution

It is proposed that the following resolutions be adopted at the Meeting:

"RESOLVED, that directors of the Company who are not otherwise compensated for their services as such be compensated in amounts equal to the minimum compensation payable to the Company's external directors who are not “expert external directors,” as defined under the Regulations, based on the Company’s “level,” as defined under the Regulations;" and further

"RESOLVED, that Eyal Sheratzky and, if not otherwise compensated pursuant to a consulting agreement with the Company, Zeev Bronfeld, be compensated for their services as directors of the Company in amounts equal to the minimum compensation payable to the Company's external directors who are not “expert external directors,” as defined under the Regulations, based on the Company’s “level,” as defined under the Regulations."

Board Recommendation

The board of directors recommends a vote "FOR" this matter.

Proposal No. 4 – Adjourned Meeting with respect to Election of Directors

At the Meeting, you will be asked to postpone the adoption of resolutions regarding the election of class A directors of the Company and the election and compensation of an external director of the Company effective as of the expiration of Ms. Galia Malka's term in February 2011, to an adjourned meeting of the Meeting; and to authorize the Company's board of directors to fix the date of such adjourned meeting. A notice of the adjourned meeting will be given in accordance with the provisions of the Companies Law.

Class A Directors

Pursuant to the Company's articles of association, the Company's board of directors must consist of at least three and not more than 11 directors, including a minimum of two external directors as required by the Israeli Companies Law, 1999 (the "Companies Law"). The Company's directors (other than the external directors) are divided into three classes, and directors are elected for a term of three years (except for the first two years during which the provision for a staggered board is implemented as described below). The term of office of directors assigned to class A expire at the Meeting (which is the first annual meeting of shareholders held after the date the provision for a staggered board was adopted) and at each third succeeding annual meeting thereafter. The term of office of the directors assigned to class B will expire at the next annual meeting of shareholders and at each third succeeding annual meeting thereafter. The term of office of the directors assigned to class C will expire at the annual meeting of shareholders to be held after the next annual meeting of shareholders and at each third succeeding annual meeting thereafter.

Therefore, the term of office of Isaac Unger, who has been serving as a class A director expires at the Meeting.  It is proposed that the adoption of resolutions regarding the election of class A directors of the Company be postponed to an adjourned meeting of the Meeting.

External Directors

Under the Companies Law, Israeli companies whose shares are publicly traded are required to appoint at least two external directors to serve on their board of directors. In addition, each committee of the board of directors entitled to exercise any powers of the board is required to include at least one external director. The audit committee must include all external directors then serving on the board of directors. The Companies Law provides for an initial three-year term for an external director which may be extended for one additional three-year term.

A person may not serve as an external director if, at the date of the person’s appointment or within the prior two years, the person or his or her relatives, partners, employees or entities under the person’s control, have or had any affiliation with the Company or any entity controlling, controlled by or under common control with the Company. Under the Companies Law, the term affiliation includes an employment relationship, a business or professional relationship maintained on a regular basis, control or service as an office holder.

A person may not serve as an external director if that person’s position or other business activities create, or may create, a conflict of interest with the person’s service as an external director or may otherwise interfere with the person’s ability to serve as an external director. A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time. An individual may not be appointed as an external director if he is an employee of the Israel Securities Authority or of a stock exchange in Israel. Until the lapse of two years after termination or expiration of an external director’s membership on a board of directors, such company may not engage an external director to serve as an executive officer or director and cannot employ or receive services from that person for pay, either directly or indirectly, including through a corporation controlled by that person. If at the time any external director is appointed, all members of the board of directors are the same gender, then the external director to be appointed must be of the other gender.

Under the Companies Law, a person may be appointed as an external director if he or she has professional qualifications or if he or she has accounting and financial expertise. In addition, the board of directors must determine that at least one of the external directors has accounting and financial expertise. The compensation of external directors must comply with the Regulations and is generally fixed by the general meeting of shareholders that elects the external directors.

The Company's two external directors at this time are Galia Malka and Avi Ben Haim. Both are serving their first term. Ms. Malka's term expires on February 10, 2011.

It is proposed that the adoption of resolutions regarding the election and compensation of an external director of the Company effective as of the expiration of Ms. Galia Malka's term in February 2011 be postponed to an adjourned meeting of the Meeting.

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the Meeting and voting thereat (abstentions are not counted) is necessary for the approval of this matter.

Proposed Resolution

It is proposed that the following resolutions be adopted at the Meeting:

"RESOLVED, that the adoption of resolutions regarding the election of class A directors of the Company and the election and compensation of an external director of the Company effective as of the expiration of Ms. Galia Malka's term in February 2011, be postponed to an adjourned meeting of the Meeting (the "Adjourned Meeting");" and further

"RESOLVED, that the Company's board of directors be and it hereby is, authorized to fix the date of the Adjourned Meeting."

Board Recommendation

The board of directors recommends a vote "FOR" this matter.

MATTERS TO BE DISCUSSED

Discussion of the 2009 Financial Statements

At the Meeting, management will review the Company's financial statements as of December 31, 2009 and the management's report on the business of the Company for the year ended December 31, 2009, as presented in the Company's prospectus, dated August 4, 2010, and will answer appropriate questions relation thereto.

Report on the Terms of Engagement of the Company's Independent Auditor for Non-audit Services

At the Meeting, the Company's board of directors will report on the terms of engagement of the Company's independent auditor for non-audit services.

By order of the board of directors,

/s/ Amir Loberman
___________________________________
Amir Loberman
 Chief Financial Officer of the Company